CG: Hi. I'm Christine Gregory.

TW: And I'm Terrence Williams.

Both: And we are Harmony Global Foods.

TW: So, at Harmony Global Foods, we make modern ethnic foods that are always vibrant, flavor-forward, made with high-quality, all-natural ingredients.

CG: It's food that's rooted in tradition, but it pushes the limits on new and exciting flavors. We are a black-owned, woman-owned business, and we are seeking $150,000 to bring modern ethnic food to the marketplace. So where do you find ethnic food in the grocery store? You know exactly where it is. It's on that one aisle with all of the other ethnic foods. It's probably been sitting there a really long time, it's full of salt, full of preservatives, and generally low quality. That's pretty consistent. I mean grocery stores haven't changed since the 1950s. They're still putting our food in one aisle. When I want to make something from my culture – I'm half Korean half African American and whether I'm making soul food or Korean food, I typically have to go to 2 or 3 stores. You know representation matters and what people don't realize is that for too long people of color, ethnic people have been underrepresented in the grocery store space.

TW: Our meal kits are super duper easy to prepare, you can make them in 30 minutes or less, they'll be a serving for 2 people, and guess what – you won't have to wash that many dishes.

CG: Everything you need is in the kit, everything you need is right there and it's delicious and it's going to taste really good.

TW: We found that about 32% of Americans would spend more money if their foods were more multi-ethnic.

CG: As someone who's been thinking about this and writing about this and talking about this, this moment really brings to bear an opportunity to change something about it, to do something about it. Our initial offering is really exciting because you're gonna recognize that shiitake mushroom umami flavor that gets diluted a lot, you're gonna, it's gonna be fully present in our noodle sauce. We've also got a Tteokbokki noodle that's a Korean dish. It's made from rice cakes. I grew up eating it. There's a spicy version like a really spicy version that has cheese, and you don't usually see cheese in Asian cooking, but we've added that little twist for you. We also have Tteokbokki that's savory and it's got the umami flavor of a brown sauce that's rich and satisfying. So, these are the flavors that I had growing up, they're seasoned with ingredients from the South and I think you'll really enjoy them.

TW: Your investment in Harmony Global Foods will allow us to finalize our product development, to establish an effective e-commerce platform, to reach consumers, and to widely distribute our product to our consumers. Thank you for watching.

CG: We hope that you are as excited as we are about bringing modern, ethnic food to the marketplace.